Exhibit 99.1

SuperCom to Acquire Wireless Network Provider Alvarion

Strategic Acquisition broadens SuperCom’s Solutions towards a Safe and Secure Connected World

Herzliya, Israel, June 17, 2016 – SuperCom (SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today announced the acquisition of Alvarion, a Tel Aviv-based provider of autonomous Wi-Fi networks with a proven record of reliability and performance in over 25,000 sites in more than 95 countries.

Alvarion designs solutions for Carrier Wi-Fi, Enterprise Connectivity, Smart City, Smart Hospitality, Connected Campuses and Connected Events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, Local Governments and Hospitality sectors worldwide deploy Alvarion’s intelligent Wi-Fi networks to enhance productivity and performance. In the past few years, Alvarion went through a transition from being a market leader of Wi- Max and backhaul services to being one of the most influential players in the Wi-Fi based solution.

“This synergistic acquisition is in line with our mission to make the world safer, more secure and more connected, and further extends SuperCom’s range of capabilities into new markets, distribution outlets, products and services,” commented Arie Trabelsi, CEO of SuperCom. “One of them is the Secure Internet of Things (SIoT) where Alvarion’s network capability merges with our M2M/IoT products to present an attractive offering to the market and provides us access to a large and diverse base of more than 25,000 customers in more than 95 countries. As a recognized leader in the emerging industry of Secure Connected Things, we continue to invest and acquire additional capabilities at attractive valuations to expand our strategic position. This acquisition further diversifies our reach into a number of key industry verticals. Furthermore, it is in-line with our stated growth strategy of providing a more integrated offering to customers through complementary and interconnected products and solutions.”

Alvarion, as a SuperCom company, will continue to provide full support, services and upgrades for its award-winning Legacy, WBS series, and WBSac line of products, and will continue to invest in its customers around the globe by providing full support to its legacy and new line of products. Alvarion will offer attractive Service-Level Agreements to its worldwide customers.

Mr. Trabelsi added “I would like to assure all of Alvarion’s loyal customers of our commitment to support and further enhance Alvarion’s products and services.”

Alvarion’s average annual revenue in recent years was approximately $8 million with gross margins of more than 50%. The majority of these sales were generated through the Company’s worldwide distribution network, which will continue to be available to distribute Alvarion products. Going forward, the high level of service and support will continue as usual by the Alvarion team, while new sales will be generated through both Alvarion’s and SuperCom’s global distribution channels. As a result of this transition, the annual revenue run rate from Alvarion’s products may grow to exceed recent year levels within a few quarters.

In consideration for this acquisition, SuperCom will pay up to $1 million in cash and an additional earn-out of up to $1 million during the next two years, mainly based on sales from the Alvarion division.

About Alvarion

Alvarion is a global provider of autonomous Wi-Fi networks designed with self-organizing capabilities that enable constantly optimized performance. We are guided by our belief that the sustainability of any network stems from the combined strength of its elements. We have developed an approach that is transforming Wi-Fi from a "dumb pipe" into a goldmine of actionable data. With over 25,000 sites in over 95 countries, Alvarion’s wireless portfolio has a proven record of reliability and performance.

Alvarion’s website is http://www.alvarion.com

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

SuperCom Corporate Contact:

Ordan Trabelsi, President Americas

Tel: 1 212 675 4606

ordan@supercom.com

Alvarion Corporate Contact:

Udi Segev

udi.segev@alvarion.com

Investor Relations Contacts:

Brett Maas / Rob Fink

Hayden IR

(646) 536.7331 / (646) 415.8972

brett@haydenir.com / rob@haydenir.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.